EXHIBIT 99.1

Equinox Gold Secures Long-Term Land Access Agreements with All Three Communities at Los Filos Mine, Planning and Technical Work Underway to Support Mine Restart and Annual Production Expansion

VANCOUVER, British Columbia, June 25, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce that it has signed 20-year land access agreements with all three communities that host its Los Filos Mine in Guerrero, Mexico (“Los Filos”). With these agreements in place, the Company has initiated activities to support the gradual restart of heap leach operations and is advancing technical studies to evaluate potential expansion opportunities.

Darren Hall, Chief Executive Officer of Equinox Gold, commented: “We appreciate the constructive engagement with the communities of Carrizalillo, Mezcala and Xochipala that host our multi-million-ounce Los Filos Mine. These new 20-year agreements reflect a shared commitment to responsible operations and sustainable benefits over time and provide an important foundation for strengthening our long-term relationship with the communities and fostering an environment that supports future investment and long-term value creation.

“With land access agreements in place, we will commence planning for the restart of heap leach operations, while continuing to pursue our exploration programs and technical and engineering studies to assess longer-term development options, including construction of a carbon-in-leach (“CIL”) processing facility.

“Los Filos is a world-class deposit, which based on the June 30, 2022 mineral reserve and resource estimation contains 5.4 million ounces of mineral reserves, 7.9 million ounces of measured and indicated mineral resources (exclusive of reserves), 3.2 million ounces of inferred mineral resources, and significant exploration upside. We believe there is meaningful potential to expand the resource base and increase annual production over time. Our technical work will include an assessment of opportunities to optimize and grow the operation, including evaluating increases to the envisioned CIL mill throughput relative to previous studies, as well as updating project economics and development plans. The 2022 technical report was prepared using a mineral reserve gold price assumption of US$1,450 per ounce, and we believe there may be opportunities to enhance project economics through updated metal prices, as well as optimized operating assumptions and technical parameters (see October 19, 2022 news release). We intend to advance this work through a phased, de-risking approach that reflects technical, operational, permitting and stakeholder considerations, while maintaining collaborative engagement with our community partners.”

In addition to the new surface land access agreements, the parties agreed to an overall policy on labour and supply services. The Company is applying a disciplined, accountable and transparent approach to labour, contractor and community-related arrangements as part of its broader commitment to responsible operations and stakeholder engagement. Restart activities include environmental remediation, permitting, workforce rehiring and retraining, and supplier contract negotiations. The Company is committed to upholding industry best practices for all its operations guided by globally recognized standards and frameworks. Equinox Gold is a member of the Mining Association of Canada (“MAC”) and strives to diligently implement MAC’s Towards Sustainable Mining (“TSM”) Protocols across its mining operations. The Company will continue to apply the TSM Protocols at Los Filos and looks forward to future reporting on its performance.

The Company will provide updates on restart activities and development plans as technical work progresses. Equinox Gold has not included any production from Los Filos in its 2026 production guidance of 700,000 to 800,000 ounces of gold.

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com E: ir@equinoxgold.com

Qualified Person and Technical Information

The scientific and technical information contained in this news release was approved by Matthew MacPhail, P.Eng., Senior Vice President Business Planning and Technical Services for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

Los Filos Mineral Reserves Statement (June 30, 2022)

Classification	Mining Method	Tonnes (kt)	Gold Grade (g/t )	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)
Proven	Open Pit	35,154	0.74	837	5.0	5,677
	Underground	299	4.15	40	13.7	132
	Total	35,453	0.77	877	5.1	5,809
Probable	Open Pit	145,476	0.62	2,921	6.3	29,303
	Underground	12,297	3.94	1,556	18.9	7,458
	Total	157,773	0.88	4,477	7.2	36,761
Proven & Probable	Open Pit	180,629	0.65	3,758	6.0	34,980
	Underground	12,597	3.94	1,596	18.7	7,590
	Total	193,226	0.86	5,354	6.9	42,570

Notes: Mineral Reserves have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101. The open pit Mineral Reserve estimate was prepared under the oversight and review of Mr. Eugene Tucker, P.Eng., and the underground Mineral Reserve estimate was prepared under the oversight and review of Mr. Paul Salmenmaki, P.Eng. Mr. Tucker and Mr. Salmenmaki are “Qualified Persons” as defined by NI 43-101. Mineral Reserves are estimated using a long-term gold price of $1,450 per troy oz and a long-term silver price of $18 per troy oz for all mining areas. Mineral Reserves are stated in terms of delivered tonnes and grade before process recovery. Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries. Metal recoveries are variable dependent on metal head grades as outlined in the Technical Report. Open pit dilution is applied at 5% at a zero grade for Au and Ag for Bermejal Open Pit and Guadalupe Open Pit, and 7% at zero grade for Au and Ag for Los Filos Open Pit. Open pit mining recovery is applied at 95% for Bermejal Open Pit and Guadalupe Open Pit, and 93% for Los Filos Open Pit. Heap leach process recovery varies based on rock type. The Qualified Persons responsible for this item of the Technical Report are not aware of any mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the Mineral Reserve estimates. Effective date of Mineral Reserves is June 30, 2022. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Underground Mineral Reserves are reported based on a variable net processing return cut-off value varying between $65.8 and $96.6/t. Underground dilution is assigned an average of 10% at a zero grade for gold and silver. Underground mining recovery is set to 97%. Numbers may not sum due to rounding. Additional details regarding the Mineral Reserve estimation, classification, reporting parameters, key assumptions and associated risks for Los Filos are provided in the Feasibility Study. In addition, Mineral Reserves and Mineral Resources may be materially affected by legal, political, environmental and other risks, including the factors identified in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021. See Cautionary Notes.

Los Filos Mineral Resources Statement (June 30, 2022) (Exclusive of Mineral Reserves)

Area	Classification	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)
Bermejal / Guadalupe Open Pit	Measured	9,898	0.76	243	6.4	2,034
	Indicated	184,152	0.59	3,492	7.6	45,186
	Measured & Indicated	194,050	0.60	3,734	7.6	47,220
	Inferred	44,292	0.55	777	9.8	13,932
Bermejal Underground (below $1,500 pit shell)	Measured	-	-	-	-	-
	Indicated	998	3.97	127	16.3	522
	Measured & Indicated	998	3.97	127	16.3	522
	Inferred	1,501	4.98	241	22.7	1,093
Los Filos Open Pit	Measured	35,327	1.09	1,238	6.4	7,315
	Indicated	90,544	0.79	2,290	6.5	18,857
	Measured & Indicated	125,870	0.87	3,528	6.5	26,172
	Inferred	87,552	0.68	1,914	7.7	21,657
Los Filos Underground	Measured	2,081	4.13	276	22.8	1,527
	Indicated	2,326	3.09	231	25.7	1,920
	Measured & Indicated	4,407	3.58	507	24.3	3,446
	Inferred	2,590	3.67	306	27.5	2,287
Total	Measured	47,306	1.15	1,757	7.2	10,876
	Indicated	278,020	0.69	6,140	7.4	66,485
	Measured & Indicated	325,326	0.75	7,897	7.4	77,360
	Inferred	135,935	0.74	3,237	8.9	38,969

Notes: Mineral Resources are exclusive of Mineral Reserves and have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101. The Mineral Resource estimate was prepared under the oversight and review of Mr. Ali Shahkar, P.Eng., a “Qualified Person” as defined by NI 43-101. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Mineral Resources are reported to a gold price of $1,550/oz. Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical run-of-mine for processing requirements. Open pit Mineral Resources are reported to a gold cut-off grade of 0.2 g/t. Open pit Mineral Resources use variable mining costs of $1.27-$1.43/t and variable processing costs of $3.40-$12.81/t. Recovery ranges from 50% to 85% depending on ore treatment method. Underground Mineral Resources use variable mining costs of $57.21-$93.12/t and variable processing costs of $9.53-$11.64/t, and a process recovery of 90%-95%. Underground Mineral Resources are reported to a gold cut-off grade of: Los Filos South Underground 1.71 g/t gold; Los Filos North Underground 2.05 g/t gold; Bermejal underground 2.71 g/t gold. Quantity of material is rounded to the nearest 1,000 tonnes; grades are rounded to two decimal places for gold, one decimal place for silver. Numbers may not sum due to rounding. Additional details regarding the Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for Los Filos are provided in the Feasibility Study. In addition, Mineral Reserves and Mineral Resources may be materially affected by legal, political, environmental and other risks, including the factors identified in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021. See Cautionary Notes.

Cautionary Notes & Forward-Looking Statements
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s expectations for the restart of its operations in Mexico (“Los Filos”), exploration potential, production capabilities, completion of technical and engineering studies, growth potential, expansion projects and future financial or operating performance of Los Filos, including shareholder returns therefrom; timing, receipt and anticipated effects of approvals for the restart of Los Filos, if any, exploration and expansion; and receipt of required approvals and permits. Forward-looking Information is typically identified by words such as “believe”, “will”, “grow”, “plan”, “expect”, “estimate”, “advance”, “commence”, “continue”  and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development objectives; stable gold prices and input costs in line with the assumptions utilized in the estimation of Mineral Reserves and Mineral Resources; availability of funding; accuracy of Mineral Reserve and Mineral Resource estimates; successful implementation of long-term agreements with Los Filos communities and no material disruptions during the term of such agreements; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; optimized operating assumptions and technical parameters, and constructive engagement with community partners. While the Company considers these assumptions reasonable, they may prove incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include certain risks and uncertainties described in the section “Risk Factors” in the Company’s MD&A for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties included in this news release, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.